RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK

                                      ROTH

                       INDIVIDUAL RETIREMENT ANNUITY RIDER

The following language amends and takes precedence over contrary language in the Contract to which it is attached.

All references in this rider to:
    IRC or Code means the Internal Revenue Code of 1986 as amended and all rules and regulations thereunder.
    Contract means the policy or contract to which this rider is attached.
    Owner means the person ("insured" or "annuitant") covered by the contract.

1. This Contract may not be transferred, sold, assigned, discounted or pledged as collateral:

     (a)  for a loan;

     (b)  as security for the performance of an obligation; or

     (c)  for any other purpose;

     (d)  to any person other than to us under surrender or settlement.

2. The premiums applicable to this Contract will be applied to accumulate a retirement saving fund for the annuitant/Owner.

3. All contributions shall be in cash and, except in the case of a trustee-to-trustee transfer from another Roth IRA, or in the case of a qualified rollover contribution, may not exceed the excess of the Owner's contribution limit for the taxable year over the aggregate contributions made during the taxable year to all other Roth IRA's and IRA's held by the Owner. Contributions may be made without respect to the age of the Owner

    The contribution limit for the taxable year is either (1) the lesser of $2,000 or 100% of compensation of the Owner for the taxable year, or (2) where the Owner files a joint return and receives less compensation for the taxable year than the Owner's spouse, the lesser of $2,000 or 100% of compensation of the Owner and the Owner's spouse for the taxable year less the spouse's contribution to the Roth IRA or IRA for the taxable year (if any).

    When the Owner's adjusted gross income (AGI) exceeds the applicable dollar limit (ADL; see description below), the annual contribution limit is reduced by the following amount:

      Annual Contribution Limit  x   Owner's AGI - ADL
                                     ------------------------------------
                                     $15,000 ($10,000 if Owner is Married)

    For the purposes of this section, AGI does not include any amount included in gross income as a result of a rollover of an IRA or a Roth IRA and is reduced by any deduction under Section 219 of the Code.

    The ADL is $150,000 for an Owner filing a joint return, $95,000 for an Owner filing a single return, and $0 for a married Owner filing a separate return.

4. A qualified rollover contribution described in 408A(e) can be made only from (1) another Roth IRA or (2) another IRA, which is not a Roth IRA, and can be made from an IRA other than a Roth IRA only if the Owner's adjusted gross income for the taxable year of the rollover does not exceed $100,000.

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5.  All distributions made under this Contract, after the Owner's death, shall be made in accordance with the requirements of IRC Section 401(a)(9) including any regulations under that Section. The above Section and regulations are incorporated by reference.

6. No provision of this Contract or any supplementary contract issued upon the death of the Owner in exchange for this Contract will apply where it permits or provides for settlement of such amount in any manner other than a complete distribution of the Owner's entire interest by December 31 of the calendar year containing the fifth anniversary of the Owner's death, except to the extent that:

    (a) If the Owner's interest is payable to a designated beneficiary, then the entire interest of the Owner may be distributed over the life of such beneficiary, or over a period not extending beyond the life expectancy of such designated beneficiary, provided that distributions start by December 31st of the year following the year of the Owner's death. If the beneficiary is the Owner's surviving spouse, distribution is not required to begin before December 31st of the year in which the Owner would have turned 70 1/2.

    (b) If the designated beneficiary is the Owner's surviving spouse, the spouse may treat the Contract as his or her own Roth individual retirement arrangement (IRA). This election will be deemed to have been made if the spouse:

          (i)   makes a regular Roth IRA contribution to the Contract;

          (ii)  makes a rollover to or from such Contract;

          (iii) fails to elect either of the provisions in Sections 6 or 6(a) above.

7.   Life expectancy is computed by use of the expected return multiples in
     Section 1.72-9 of the Treasury Regulations. For purposes of distributions beginning after the Owner's death, unless otherwise elected by the surviving spouse by the time distributions are required to begin, life expectancies shall be recalculated annually. An election not to recalculate shall be irrevocable by the surviving spouse and shall apply to all subsequent years.

     The life expectancy of a non-spouse beneficiary shall be calculated using the attained age of such beneficiary during the calendar year in which distributions are required to begin pursuant to this section, and payments for any subsequent calendar year shall be calculated based on such life expectancy reduced by one for each calendar year which has elapsed since the calendar year life expectancy was first calculated.

8. This Contract will be for the exclusive benefit of the Owner or his or her beneficiary. The entire interest of the Owner in this Contract will be nonforfeitable.

9. We will furnish annual calendar year reports concerning the status of this Contract, including information related to any distribution from the Contract.

10. We may amend this Contract to conform to the provisions of the IRC, Internal Revenue Regulations or published Internal Revenue Rulings.


      President  /S/ Chris Schreier        Secretary  /S/ Paula Cludray-Engelke

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